WonderSpray, Inc



ANNUAL REPORT

13008 Kenswick Dr

Austin, TX 78753

(913) 608-9883

wonderspray.com

This Annual Report is dated April 25, 2023.

BUSINESS

WonderSpray designs and develops bathroom hygiene products to improve everyday health and hygiene. We operate within the personal hygiene industry to provide customers with modern solutions to maintain personal hygiene and improve lifestyle for a healthier and more sustainable future. Our flagship WonderSpray product provides a new, modern, easy and comfortable way to clean up for everyone. We focus on sales and distribution of our product lines via D2C channels primarily through our own website wonderspray.com. This may change as we continue to scale our products lines to multiple channels as we grow WonderSpray into a household brand name in the personal hygiene industry.

WonderSpray, Inc. was initially organized as WonderSpray LLC, a Delaware limited liability company on December 3, 2019, and converted to a newly formed Delaware corporation on April 14, 2021. Furthermore, the Company has two (2) international patents filed under the WonderSpray, Inc. corporation. We are currently working with the USPTO on expediting both of these patents and expect them to clear within the next 8-10 months.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $85,000.00

Use of proceeds: Engineering, R&D

Date: September 24, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

In late 2020 we ran a crowdfunding campaign where we raised a total of approximately $400K, this also includes additional items customers added to their orders (such as our WonderCase) post-campaign.

To run this campaign, we dedicated the $114,000 in total marketing expenses which were used towards campaign fees and ad budget for the campaign itself (as shown in the financials provided by the SE accountants). The R&D expenses were put towards our engineering team to finish designing the final prototype and working with our factory partners to begin the production run.

We also show some "General and Administrative" expenses which were dedicated towards software, subscription plans, and other operational expenses required to run the business.

Historical results and cash flows:

The historical results and cash flows are what investors should expect in the future. Going forward we expect 5,000 units to be our baseline sales each month based on our projections of the market demand. The rate of adoption for washing/bidet-like products has doubled in the industry overall and the trend does not seem to be slowing down. We expect to be at the forefront of this growing $24B market. Also, we believe the new tooling machinery we're building will allow us to sell through 35,000 units per month which is $3M+ per month in sales.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $60,000.00. [*The Company intends to raise*

additional funds through an equity financing.]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

David Akerman

Position: CEO

Dates of Service: December, 2019 - Present

Responsibilities: Leading the company and its operations. Mr. Akerman does not currently get paid a salary and has 8M shares of Common Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Akerman

Amount and nature of Beneficial ownership: 8,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 500,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $85,000.00

Maturity Date: September 24, 2024

Interest Rate: 3.0%

Discount Rate: 15.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Next Equity Financing Event

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are

buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain

names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Pending Patents One of our patents are in pending status and there's always a risk of hitting roadblocks with the USPTO and having to make adjustments to the patent/refiling. We may face additional R&D costs as we roll out additional SKU's We have a full-fledged product roadmap ahead of us these next 2 years which will incur additional R&D costs to design and engineer these new products as a part of the WonderSpray brand. We are subject to changes in foreign currency exchange rates. We purchase many of our raw materials from suppliers in Japan and Hong Kong which could be subject to currency exchange rates.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

WonderSpray, Inc

By /s/ *David Akerman*

Name: WonderSpray, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, David Akerman, the CEO of WonderSpray, Inc, hereby certify that the financial statements of WonderSpray, Inc and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of -$5820; taxable income of $5,820 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/19/2023.

CEO, WonderSpray, Inc

04/19/2023

10:46 AM
02/22/23
Cash Basis

WONDERSPRAY INC
Balance Sheet
As of December 31, 2022

		Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
Bank Account		21,600.00
BofA 1585		1,000.00
BofA 1889		47,031.68
Total Checking/Savings		69,631.68
Total Current Assets		69,631.68
Fixed Assets		
Furniture and Equipment		44,827.00
Total Fixed Assets		44,827.00
Other Assets		
Security Deposit		2,000.00
Startup Costs		
Marketing	126,762.16	
Professional Fees	10,801.80	
Startup Costs - Other	3,551.83	
Total Startup Costs		141,115.79
Total Other Assets		143,115.79
TOTAL ASSETS		**257,574.47**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Deferred Revenue		519,769.22
Total Other Current Liabilities		519,769.22
Total Current Liabilities		519,769.22
Long Term Liabilities		
Convertible Notes		227,500.00
Total Long Term Liabilities		227,500.00
Total Liabilities		747,269.22
Equity		
Common Stock $.0001 par		800.00
Loans from Stockholders		17,000.25
Retained Earnings		-344,304.88
Net Income		-163,190.12
Total Equity		-489,694.75
TOTAL LIABILITIES & EQUITY		**257,574.47**

WONDERSPRAY INC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
BofA 1585	1,000.00
BofA 1889	87,350.91
Total Checking/Savings	88,350.91
Total Current Assets	88,350.91
Other Assets	
Security Deposit	2,000.00
Startup Costs	
Marketing	121,762.16
Professional Fees	10,801.80
Startup Costs - Other	3,551.83
Total Startup Costs	136,115.79
Total Other Assets	138,115.79
TOTAL ASSETS	**226,466.70**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Revenue	467,498.33
Payroll Liabilities	473.00
Total Other Current Liabilities	467,971.33
Total Current Liabilities	467,971.33
Long Term Liabilities	
Convertible Notes	85,000.00
Total Long Term Liabilities	85,000.00
Total Liabilities	552,971.33
Equity	
Common Stock $.0001 par	800.00
Loans from Stockholders	17,000.25
Retained Earnings	-179,672.16
Net Income	-164,632.72
Total Equity	-326,504.63
TOTAL LIABILITIES & EQUITY	**226,466.70**

10:46 AM

02/22/23

Cash Basis

WONDERSPRAY INC
Profit & Loss
January through December 2022

		Jan - Dec 22
Ordinary Income/Expense		
Cost of Goods Sold		
Freight and Shipping Costs		343.00
Manufacturing Costs		16,770.00
Total COGS		17,113.00
Gross Profit		-17,113.00
Expense		
Advertising and Promotion		64,889.15
Automobile Expense		150.00
Bank Service Charges		293.74
Computer and Internet Expenses		7,221.82
Contract Labor		18,611.88
Dues and Subscriptions		9,718.96
Meals and Entertainment		5,620.82
Office Supplies		4,886.67
Payroll Expenses		556.25
Postage and Delivery		1,588.11
Professional Fees		
Accounting	5,308.00	
Legal	9,648.79	
Professional Fees - Other	9,580.18	
Total Professional Fees		24,536.97
Taxes		263.81
Telephone Expense		1,307.76
Travel Expense		1,287.00
Utilities		144.18
Wages-Officers		5,000.00
Total Expense		146,077.12
Net Ordinary Income		-163,190.12
Net Income		**-163,190.12**

1:11 PM
09/06/22
Cash Basis

WONDERSPRAY INC
Profit & Loss
January through December 2021

		Jan - Dec 21
Ordinary Income/Expense		
Expense		
Advertising and Promotion		17,248.49
Bank Service Charges		81.62
Computer and Internet Expenses		10,216.35
Contract Labor		3,360.00
Dues and Subscriptions		9,903.92
Insurance Expense		115.56
Meals and Entertainment		2,431.35
Office Supplies		3,872.47
Payroll Expenses		1,380.50
Postage and Delivery		2,554.46
Professional Fees		
Accounting	6,743.60	
Legal	9,572.71	
Professional Fees - Other	25,397.74	
Total Professional Fees		41,714.05
Repairs and Maintenance		2,010.38
Research & Development		42,941.00
Travel Expense		12,802.57
Wages-Officers		14,000.00
Total Expense		164,632.72
Net Ordinary Income		-164,632.72
Net Income		**-164,632.72**

WonderSpray LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-72,175.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -72,175.36**
NET CASH INCREASE FOR PERIOD	**$ -72,175.36**
Cash at beginning of period	177,310.73
CASH AT END OF PERIOD	**$105,135.37**

WonderSpray LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	16,483.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$16,483.11**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-5,318.97
Net cash provided by financing activities	**$ -5,318.97**
NET CASH INCREASE FOR PERIOD	**$11,164.14**
Cash at beginning of period	166,146.59
CASH AT END OF PERIOD	**$177,310.73**

WonderSpray, Inc - Cap Table

As of 2022

Member	Per Share Price	Common	Seed	Series A	Series B	Options	Total Shares	% Ownership
				Shares				
Share Pool		10,000,000					10,000,000	
Founder/CEO - David Akerman	$0.10	8,000,000					8,000,000	80%
Outstanding Shares		1,921,771					1,921,771	19%
Capital Factory	$1.00	100,000					100,000	
SE Crowdfunding Raise	$1.00	78,229					78,229	1%
Gardihewa Upali Fonseka	$0.75	30,000					30,000	0%
Muhammad Altaf Sattar	$0.50	50,000					50,000	1%
Keith Winkeler	CONV NOTE $6M val						-	
Jose Padilla SPV	CONV NOTE $6m val						-	
Barry Rubin	$1.00	40,000					40,000	
Total		**8,208,229**	**-**	**-**	**-**	**-**	**8,228,229**	**99%**
% Total		99.8%	0.0%	0.0%	0.0%	0.0%	100.0%	

NOTE 1 – NATURE OF OPERATIONS

WonderSpray, Inc was formed on 10/21/2019 ("Inception") in the State of Delaware. The financial statements of WonderSpray, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

WonderSpray, Inc designs and manufactures personal bathroom hygiene products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of 04/25/2023 the company has currently issued 10,000,000 shares of our common stock.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 25, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, David Akerman, Principal Executive Officer of WonderSpray, Inc, hereby certify that the financial statements of WonderSpray, Inc included in this Report are true and complete in all material respects.

David Akerman

CEO